ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 29, 2022	Ali R. Olia T +1 617 951 7204 ali.olia@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Jaea Hahn

Re:	Thrivent ETF Trust (the “Trust”)
File Nos. 333-261454 and 811-23759

Dear Ms. Hahn:

This letter is being filed to respond to the comments received from you telephonically on March 11, 2022 regarding Pre-Effective Amendment No. 1 to the Trust’s initial registration statement on Form N-1A (the “Registration Statement”) relating to Thrivent Small-Mid Cap ESG ETF (the “Fund”), which was filed with the Securities and Exchange Commission (the “Commission”) on February 18, 2022. The Staff’s comments, together with the Trust’s responses thereto, are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Trust’s Registration Statement.

General

1.

Comment: We note that portions of the registration statement are incomplete. Please ensure that the fee table, hypothetical expense examples, references to the auditor, auditor’s consent, and seed financial statements are provided in an amendment as a full financial review must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

Response: Registrant will complete the portions of the filing that are incomplete in a pre-effective amendment to the Registration Statement. Registrant understands that additional comments may be provided.

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Principal Strategies, pp. 2-3

2.

Comment: We reiterate comments previously made with respect to the Fund’s name. The Fund’s name includes “ESG” which suggests a type of investment. Therefore, per rule 35d-1 under the Investment Company Act, the Fund must include an 80% names rule policy that covers ESG as well as small-mid cap stocks. Please revise the 80% policy accordingly.

Response: Registrant respectfully disagrees with the Staff’s position with respect to the applicability of Rule 35d-1 to the use of the term “ESG” in the Fund’s name as we believe this view is not consistent with the adopting release for Rule 35d-1 and the “Staff’s Frequently Asked Questions about Rule 35d-1.” Notwithstanding the foregoing, Registrant has revised its disclosure to include a Rule 35d-1 policy with respect to the term “ESG.”

3.

Comment: We reiterate comments previously made with respect to how the Fund will approach relevant ESG proxy issues for portfolio companies. Please disclose, where appropriate, how the Fund will approach relevant ESG proxy issues for portfolio companies. Alternatively, the Fund should explain in correspondence why it believes such disclosure is not required.

Response: As discussed with the Staff, Registrant intends to respond to this comment in a subsequent pre-effective amendment.

Statement of Additional Information

Acceptance of Creation Orders, p. 41

4.

Comment: We reiterate the previous request to revise the first sentence as follows: “The Trust reserves the right to reject a creation order transmitted to it by the Distributor in respect of the Funds for any legally permissible reason, including, but not limited to, the following circumstances: (i) the order is not in the proper form ….” Please also delete “(iii) acceptance of a Fund Deposit would have certain adverse tax consequences” and “(v) acceptance of a Fund Deposit would otherwise, in the discretion of the Fund or the Adviser, have an adverse effect on the Fund or the rights of beneficial owners of the Fund.”[1]

1 We note that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the proposal and adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-

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Response: Registrant has revised the disclosure accordingly.

The Fund reserves the right to reject or revoke a creation order transmitted to it by the Distributor or its agent in respect to the Fund for any legally permissible reason, including, but not limited to, the following circumstances: (i) the order is not in proper form; (ii) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (iii) the Deposit Securities delivered do not conform to the identity and number of shares specified, as described above; (iv) acceptance of a Fund Deposit would, in the opinion of counsel, be unlawful; or (v) in the event that circumstances outside the control of the Fund, the Transfer Agent, the Distributor or the Adviser make it for all practical purposes impossible to process creation orders.

Part C: Other Information

Exhibit 99.A: Agreement and Declaration of Trust

5.

Comment: We reiterate comments previously made with respect to the Trust’s Declaration of Trust. Section 8(b) of the Declaration of Trust relates to derivative claims and requires demand on the Board. Furthermore, the section states “Any decision by the Trustees to bring, maintain or settle such court action, proceeding or claim, or to submit the matter to a vote of shareholders … shall be binding.” The same language is also repeated in section 11.3(b) of the Bylaws. Please revise the Declaration of Trust to carve out any claims arising under the federal securities laws from the limitation that any decision of the Trustees is binding.

Response: Registrant reiterates its position that no revisions to the Declaration of Trust are needed. As discussed with the Staff, Registrant notes that Section 8(a) of the Declaration of Trust and Section 11.3(a) of the Bylaws state that a “direct” shareholder claim shall refer to, among other things, a claim for which an action is provided under the federal securities laws. Registrant further notes that Section 8(b) of the Declaration of Trust and Section 11.3(b) of the Bylaws only apply to derivative claims and do not apply to direct claims, including claims for which an action is provided under the federal securities laws. In other words, the provision

Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019).

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quoted above to the effect that any decision of the Trustees is binding does not apply to claims for which an action is provided under the federal securities laws.

*****

We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (617) 951-7204 or Jeremy C. Smith at (212) 596-9858.

Sincerely,

/s/ Ali R. Olia

Ali R. Olia

cc:	Jeremy C. Smith
Brian D. McCabe
John D. Jackson